UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION

STATEMENT UNDER SECTION 14(d)(4) OF

THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)

CVR ENERGY, INC.

(Name of Subject Company)

CVR ENERGY, INC.

(Name of Person Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

12662P108

(CUSIP Number of Class of Securities)

Edmund S. Gross

Senior Vice President, General Counsel and Secretary

CVR Energy, Inc.

2277 Plaza Drive, Suite 500

Sugar Land, Texas 77479

Telephone (281) 207-3200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person Filing Statement)

COPIES TO:

Andrew R. Brownstein

Benjamin M. Roth

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, New York 10019

Telephone (212) 403-1000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 3 to Schedule 14D-9 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended from time to time, the “Statement”) originally filed by CVR Energy, Inc., a Delaware corporation (the “Company”), with the Securities and Exchange Commission on March 1, 2012, relating to the tender offer by IEP Energy LLC, a Delaware limited liability company (the “Offeror”), which is a wholly owned subsidiary of Icahn Enterprises Holdings L.P., a Delaware limited partnership (“Icahn Enterprises Holdings”), and by Icahn Enterprises Holdings as a co-bidder, along with other entities affiliated with Carl C. Icahn who may be deemed to be co-bidders, to purchase all of the issued and outstanding shares of the Company’s common stock, par value $0.01 per share (the “Common Stock”), including the associated rights to purchase shares of Series A Preferred Stock (the “Rights,” and together with the shares of Common Stock, “Shares”), at a price of $30.00 per Share in cash, without interest and less any applicable withholding taxes, and one non-transferable contingent cash payment right (“CCP”) per Share. Except as specifically noted herein, the information set forth in the Statement remains unchanged.

Item 4.	The Solicitation or Recommendation.

Item 4 of the Statement is hereby amended and supplemented as follows:

Under the caption “The conditions give Mr. Icahn wide latitude not to consummate the Offer,” the words “For example,” at the beginning of the second sentence of the second paragraph are hereby deleted and replaced with the following:

“For example, although the No Material Adverse Effect Condition purports to be subject to a reasonableness standard,”

Under the caption “The conditions give Mr. Icahn wide latitude not to consummate the Offer,” the third paragraph is hereby deleted in its entirely and replaced with the following:

“In addition, although a number of conditions – such as the 10b-5 Condition – purport to be subject to a reasonableness standard, the Schedule TO states that their satisfaction is to be determined in the judgment of the Offeror. Further, because the Schedule TO states that any of the conditions “may be asserted by the Offeror regardless of the circumstances giving rise to any such condition,” Mr. Icahn may seek to assert the failure of a condition even if his action or inaction is the reason for such failure.”

Item 8.	Additional Information.

Item 8 of the Statement is hereby amended and supplemented as follows:

Under the caption “Forward-Looking Statements,” the first sentence is hereby deleted in its entirety and replaced with the following:

“This Statement contains forward-looking statements.”

Under the caption “Forward-Looking Statements,” the fourth sentence is hereby deleted in its entirety.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CVR ENERGY, INC.

By:	/s/ EDMUND S. GROSS
Name:	Edmund S. Gross
Title:	Senior Vice President, General Counsel and Secretary

Dated: March 9, 2012

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